UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )

Dicerna Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

253031108

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons Bain Capital Life Sciences Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,088,996 shares of Common Stock
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power 7,088,996 shares of Common Stock
	10	Shared Dispositive Power 0 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,088,996 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.4%
14	Type of Reporting Person PN

CUSIP No. 253031108	13D	Page 3 of 12

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 747,993 shares of Common Stock
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power 747,993 shares of Common Stock
	10	Shared Dispositive Power 0 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 747,993 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person PN

CUSIP No. 253031108	13D	Page 4 of 12

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 87 Cambridgepark Drive, Cambridge, MA 02140.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by Bain Capital Life Sciences Fund, L.P., a Delaware limited partnership (“BC LS”), and BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIP LS” and, together with BC LS, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCI LS”), is the general partner of Bain Capital Life Sciences Partners, LP, a Delaware limited partnership (“BC LS P”), which is the general partner of BC LS.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the general partner of BCIP LS.

The governance, investment strategy and decision-making process with respect to the investments held by all of the Reporting Persons is directed by BCI LS, whose managers are Jeffrey Schwartz and Adam Koppel. As a result, each of BCI LS, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power with respect to the securities held by all of the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated April 13, 2017, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address of each of the Reporting Persons, BCI LS, BC LS P, Boylston, Mr. Schwartz and Dr. Koppel is 200 Clarendon Street, Boston, MA 02116.

(c) The Reporting Persons, BCI LS, BC LS P and Boylston are principally engaged in the business of investment in securities. Mr. Schwartz and Dr. Koppel are Managing Directors of BCI LS. The address of BCI LS is 200 Clarendon Street, Boston, MA 02116.

(d) During the last five years, none of the Reporting Persons, BCI LS, BC LS P, Boylston, Mr. Schwartz and Dr. Koppel have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, BCI LS, BC LS P, Boylston, Mr. Schwartz and Dr. Koppel have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons, BCI LS, BC LS P and Boylston is organized under the laws of the State of Delaware. Mr. Schwartz and Dr. Koppel are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On March 30, 2017, the Issuer entered into a Redeemable Convertible Preferred Stock Purchase Agreement (the “Purchase Agreement”) with the investors identified on the signature pages thereto, including the Reporting Persons (the “Investors”), pursuant to which the Investors purchased from the Issuer on April 11, 2017

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(the “Private Placement”) an aggregate of 700,000 shares of the Issuer’s Redeemable Convertible Preferred Stock, par value $0.0001 per share (the “Redeemable Convertible Preferred Stock”), at a purchase price per share equal to $100.00 (the “Stated Value”). BC LS purchased 226,139 shares of such Redeemable Convertible Preferred Stock for a total purchase price of $22,613,900 and BCIP LS purchased 23,861 shares of such Redeemable Convertible Preferred Stock for a total purchase price of $2,386,100. Each of the Reporting Persons used its own working capital to acquire the shares of Redeemable Convertible Preferred Stock.

References to and the description of the Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, which is attached hereto as Exhibit B and incorporated by reference herein.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Redeemable Convertible Preferred Stock

The terms, rights, obligations and preferences of the Redeemable Convertible Preferred Stock are set forth in the Certificate of Designation of Redeemable Convertible Preferred Stock of Dicerna Pharmaceuticals, Inc. (the “Certificate of Designation”), which was filed with the Secretary of State of the State of Delaware on April 10, 2017.

References to and the description of the Certificate of Designation set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Designation, which is attached hereto as Exhibit C and incorporated by reference herein.

Conversion Rights

At any time and from time to time at their election (a “Voluntary Conversion”), holders of Redeemable Convertible Preferred Stock have the option to convert such Redeemable Convertible Preferred Stock into a number of shares of Common Stock calculated by dividing (i) the sum of the Accrued Value plus an amount equal to all accrued or declared and unpaid dividends on the Redeemable Convertible Preferred Stock that have not previously been added to the Accrued Value by (ii) the Conversion Price in effect at the time of such conversion.

The Issuer has the right to require each holder of Redeemable Convertible Preferred Stock to convert such Redeemable Convertible Preferred Stock into Common Stock (a “Mandatory Conversion”) at any time following the earlier of (i) the second anniversary of the closing of the Private Placement or (ii) the occurrence of both of the following: (a) (1) the time that the Issuer first administers, after the issue date, a dose of a pharmaceutical product candidate (which such product candidate shall be one of the following candidates or a variation thereof: DCR-PHXC, DCR-PCSK9 or the Issuer’s undisclosed rare disease program currently in pre-clinical development (each, a “Product Candidate”)) to a human being pursuant to an investigational new drug application (an “IND”) filed by the Issuer with the United States Food and Drug Administration; or (2) after the Issuer has first administered, after the issue date, a dose of a Product Candidate to a human being pursuant to a clinical trial authorization with the Medicine and Healthcare Products Regulatory Agency in the European Union and an IND relating to such Product Candidate has become effective; and (b) the Issuer enters into a partnership or license agreement with a major company in the pharmaceutical or biotechnology industry relating to a non-Product Candidate, pursuant to which such company provides an up-front cash payment to the Issuer of a minimum amount agreed upon by the Issuer and the Investors and agrees to customary future milestone and royalty payments, provided, that, in each case ((i) and (ii)), the trading price of the Common Stock exceeds 200% of the Conversion Price for 45 out of the 60 most recent trading days.

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“Accrued Value” means, with respect to each share of Redeemable Convertible Preferred Stock, the sum of (i) the Stated Value plus (ii) on each quarterly dividend date, an additional amount equal to the dollar value of any dividends on a share of Redeemable Convertible Preferred Stock which have accrued on any dividend payment date and have not previously been added to such Accrued Value.

“Conversion Price” means an initial price of $3.19 per share, subject to proportionate adjustment for any stock split, stock dividend, combination or other similar recapitalization event.

Conversion Blocker

The conversion of shares of Redeemable Convertible Preferred Stock into shares of Common Stock, whether by means of a Voluntary Conversion or a Mandatory Conversion, is subject to (i) a mandatory 19.99% blocker provision (the “Mandatory Blocker”) that will prohibit beneficial ownership of more than 19.99% of the Issuer’s voting power to comply with NASDAQ Listing Rules and (ii) if so elected by an investor, a voluntary blocker provision (a “Voluntary Blocker” and, together with the Mandatory Blocker, the “Conversion Blockers”) that will prohibit beneficial ownership of a percentage of the shares of Common Stock outstanding immediately after giving effect to such conversion that is specified by the holder in a written notice to the Issuer, such percentage not to exceed 19.99%.

Following the date of a Mandatory Conversion, any shares of Redeemable Convertible Preferred Stock that are not converted as a result of the Conversion Blockers or applicable regulatory restrictions will continue to be entitled to all of the rights of the holders of Redeemable Convertible Preferred Stock except that they will no longer be entitled to cumulative dividends, priority distribution of assets upon consummation of a change of control or a liquidation event and certain special voting provisions.

As of the date hereof, the Reporting Persons have not elected to be subject to a Voluntary Blocker.

Voting Rights

Holders of Redeemable Convertible Preferred Stock are entitled to vote together with shares of Common Stock (based on one vote per each share of Common Stock into which the shares of Redeemable Convertible Preferred Stock are convertible on the applicable record date, subject to the Conversion Blockers) on any matter on which the holders of Common Stock are entitled to vote.

In addition, for so long as any shares of Redeemable Convertible Preferred Stock remain outstanding, without the approval of holders of a majority of the Redeemable Convertible Preferred Stock, the Issuer may not, among other things, (i) amend, modify or fail to give effect to any right of holders of Redeemable Convertible Preferred Stock, (ii) change the authorized number of Redeemable Convertible Preferred Stock or issue additional Redeemable Convertible Preferred Stock or create a new class or series of equity securities or securities convertible into equity securities with equal or superior rights, preferences or privileges to those of the Redeemable Convertible Preferred Stock in terms of liquidation preference, dividend rights or certain governance rights, (iii) issue shares of Common Stock or securities convertible into Common Stock while the Issuer has insufficient shares to effect the conversion of Redeemable Convertible Preferred Stock into Common Stock, (iv) declare or pay dividends or redeem or repurchase any capital stock (other than certain repurchases from employees, directors, advisors or consultants upon termination of service) or (v) incur certain indebtedness in excess of $10 million.

Dividend Rights

Each holder of Redeemable Convertible Preferred Stock is entitled to receive cumulative dividends on the Accrued Value of each share of Redeemable Convertible Preferred Stock at an initial rate of 12% per annum, compounded quarterly and subject to two rate reductions of 4% each upon the occurrence of certain agreed upon milestone events. Dividends on the Redeemable Convertible Preferred Stock are payable in kind and will

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accrue on the Accrued Value of each share of Redeemable Convertible Preferred Stock until the earlier of conversion, redemption, consummation of a change of control, a liquidation event or upon failure to mandatorily convert due to the Conversion Blockers or applicable regulatory restrictions.

Redemption Rights

On or at any time following the seventh anniversary of the closing of the Private Placement, (i) the Issuer has the right to redeem the Redeemable Convertible Preferred Stock for a cash consideration equal to the sum of the Accrued Value, as of the date of redemption, plus an amount equal to all accrued or declared and unpaid dividends on the Redeemable Convertible Preferred Stock that have not previously been added to the Accrued Value, and (ii) the holders of a majority of the Redeemable Convertible Preferred Stock have the right to cause the Issuer to redeem the Redeemable Convertible Preferred Stock at the same price.

Change of Control Rights

Upon consummation of a specified change of control transaction, each holder of Redeemable Convertible Preferred Stock is entitled to receive in preference to the holders of Common Stock and any junior preferred stock, an amount equal to the greater of (i) 101% of the sum of the Accrued Value plus an amount equal to all accrued or declared and unpaid dividends on the Redeemable Convertible Preferred Stock that have not previously been added to the Accrued Value, or (ii) the amount that such shares would have been entitled to receive if they had converted into common stock immediately prior to such event.

Liquidation Rights

In the event of a liquidation, dissolution or winding up of the Issuer, the holder of each share of Redeemable Convertible Preferred Stock is entitled to receive, in preference to the holders of Common Stock and any junior preferred stock, an amount per share equal to the greater of (i) the sum of the Accrued Value plus an amount equal to all accrued or declared and unpaid dividends on the Redeemable Convertible Preferred Stock that have not previously been added to the Accrued Value, or (ii) the amount that such shares would have been entitled to receive if they had converted into common stock immediately prior to such liquidation, dissolution or winding up.

Board Representation

Pursuant to the terms of the Purchase Agreement, the Issuer agreed to increase the size of its board of directors (the “Board”) to nine members and to take all steps necessary to appoint Dr. Koppel to the resulting vacancy. Accordingly, on March 28, 2017, the Board voted to increase the size of the Board from eight to nine directors and appointed Dr. Koppel as a director of the Issuer, effective immediately following and contingent upon, the closing of the Private Placement.

Pursuant to the terms of the Purchase Agreement, to the extent Dr. Koppel is not reelected to the Board at any time and, so long as the Reporting Persons own at least 25% of the Redeemable Convertible Preferred Stock (or underlying Common Stock) owned by them at the closing of the Private Placement, the Reporting Persons have the right to designate a board observer.

In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the Board on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer, convert their shares of Redeemable Convertible Preferred Stock into shares of Common Stock or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and

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anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Other than as described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons).

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Persons is based on 20,794,193 shares of Common Stock outstanding as of March 29, 2017, as reported by the Issuer in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2017.

As further described in Item 3 of this Schedule 13D, BC LS purchased 226,139 shares of Redeemable Convertible Preferred Stock in the Private Placement. Pursuant to the terms of the Certificate of Designation, such shares became immediately subject to conversion into 7,088,996 shares of Common Stock at the sole discretion of BC LS. Accordingly, pursuant to Rule 13d-3 of the Act, BC LS may be deemed to beneficially own 7,088,996 shares of Common Stock, which constitutes approximately 25.4% of the outstanding Common Stock of the Issuer.

As further described in Item 3 of this Schedule 13D, BCIP LS purchased 23,861 shares of Redeemable Convertible Preferred Stock in the Private Placement. Pursuant to the terms of the Certificate of Designation, such shares became immediately subject to conversion into 747,993 shares of Common Stock at the sole discretion of BCIP LS. Accordingly, pursuant to Rule 13d-3 of the Act, BCIP LS may be deemed to beneficially own 747,993 shares of Common Stock, which constitutes approximately 3.5% of the outstanding Common Stock of the Issuer.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Purchase Agreement

In connection with the Board representation rights referred to in Item 4 of this Schedule 13D, and pursuant to the terms of the Purchase Agreement, the Issuer agreed to waive certain corporate opportunities with respect to the Reporting Persons, including that the Reporting Persons, and all of their respective partners, principals, directors, officers, members, managers, managing directors, operating partners and/or employees, including Dr. Koppel, have no fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Issuer or any of its subsidiaries.

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In addition, the Issuer and the Investors, including the Reporting Persons, made certain customary representations, warranties and covenants to each other in the Purchase Agreement.

Registration Rights Agreement

The Reporting Persons, together with the other Investors, entered into an Amended and Restated Registration Rights Agreement with the Issuer on April 11, 2017 (the “Registration Rights Agreement”), which provides certain rights with respect to the registration of Common Stock under the Securities Act of 1933, as amended (the “Securities Act”).

References to and the description of the Registration Rights Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit D and incorporated by reference herein.

Demand Registration Rights

Each Investor holding Registrable Securities (as defined in the Registration Rights Agreement) has the right to make up to two written demands that the Issuer file a registration statement under the Securities Act with an aggregate offering price, net of underwriting discounts and commissions but before expenses, equal to or greater than $5,000,000, subject to certain specified exceptions.

Shelf Registration Rights

If the Issuer is eligible to use a registration statement on Form S-3 for transactions involving secondary offerings, upon the written request of any Investor holding Registrable Securities, the Issuer must promptly file a shelf registration statement pursuant to Rule 415 under the Securities Act relating to the offer and sale of Common Stock by such Investor from time to time in accordance with the methods of distribution elected by such Investor, provided that the aggregate offering price, net of underwriting discounts and commissions but before expenses, is equal to or greater than $5,000,000 and subject to certain other specified exceptions.

At any time that the Issuer has an effective shelf registration statement with respect to an Investor holding Registrable Securities, such Investor may make a written request to the Issuer to effect a public offering of all or a portion of such Investor’s Registrable Securities that may be registered under such shelf registration statement, subject to certain specified exemptions.

Piggyback Registration Rights

If the Issuer proposes to file a registration statement under the Securities Act or to conduct a public offering with respect to any of its equity securities for its own account or the account of any other person, the Investors then holding Registrable Securities are entitled to notice of the registration or public offering and have the right to include their shares in such registration or public offering, subject to certain specified exceptions. The underwriters of any proposed offering will have the right to limit the number of shares having registration rights to be included in the registration, but not below 25% of the total value of securities included in such registration.

Expenses of Registration

The Issuer will pay all expenses relating to any demand, piggyback or shelf registration, other than fees and disbursements to underwriters not customarily paid by the issuers of securities in an offering similar to the applicable offering, subject to certain specified conditions and limitations.

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Termination

The Registration Rights Agreement will terminate on the earlier to occur of (i) the date on which no Investor holders any Registrable Securities and (ii) the date on which the Issuer is no longer subject to the reporting requirements of Section 13 or 15(d) of the Act.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Redeemable Convertible Preferred Stock Purchase Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed March 30, 2017)

Exhibit C	Certificate of Designation (incorporated by reference from Exhibit 3.1 to the Issuer’s Form 8-K filed March 30, 2017)

Exhibit D	Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer’s Form 8-K filed March 30, 2017)

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2017

Bain Capital Life Sciences Fund, L.P.

By: Bain Capital Life Sciences Partners, LP, its general partner

By: Bain Capital Life Sciences Investors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Managing Director

BCIP Life Sciences Associates, LP

By: Boylston Coinvestors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Authorized Signatory

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AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule (including amendments thereto) jointly on behalf of each such party.

Dated: April 13, 2017

Bain Capital Life Sciences Fund, L.P.

By: Bain Capital Life Sciences Partners, LP, its general partner

By: Bain Capital Life Sciences Investors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Managing Director

BCIP Life Sciences Associates, LP

By: Boylston Coinvestors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Authorized Signatory